SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended           December 31, 1998
                          ------------------------------------------------

                                       OR

[  ]     TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
         ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to  ______________________

                         Commission File Number 0-23817

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                        Northwest Retirement Savings Plan

B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                             Northwest Bancorp, Inc.
                           Liberty and Second Streets
                         Warren, Pennsylvania 16365-2353

                                   SIGNATURES


     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                            NORTHWEST RETIREMENT SAVINGS PLAN




Date: August 24, 2000                       By: /s/ Robert G. Norton
                                                --------------------------------
                                                Robert G. Norton
                                                Plan Administrator

               Consent of Independent Certified Public Accountants



The Board of Directors
Northwest Bancorp, Inc.:

We consent to incorporation by reference in the Registration Statement (No. 333-41984) on Form S-8 of Northwest Bancorp, Inc. of our report dated March 8, 2000, that is included in the December 31, 1998, Annual Report on Form 11-K of the Northwest Retirement Savings Plan.


                                                  KPMG LLP


August 1, 2000

                        NORTHWEST RETIREMENT SAVINGS PLAN

                       Financial Statements and Schedules

                           December 31, 1998 and 1997

                   (With Independent Auditors' Report Thereon)

                        NORTHWEST RETIREMENT SAVINGS PLAN



                                Table of Contents



                                                                           Page

Independent Auditors' Report                                                 1

Statements of Net Assets Available for Benefits as of
    December 31, 1998 and 1997                                               2
Statement of Changes in Net Assets Available for Benefits
    for the Year Ended December 31, 1998                                     3
Notes to Financial Statements                                                4


Schedules

1    Item 27(a) - Schedule of Assets Held for Investment Purposes
     as of December 31, 1998                                                10

2   Item 27(d) - Schedule of Reportable Transactions for the Year
    Ended December 31, 1998                                                 11


Note: All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended (ERISA), have been omitted because there is no information to report.

                          Independent Auditors' Report


Board of Directors
Northwest Retirement Savings Plan:


We have audited the accompanying statements of net assets available for benefits of the Northwest Retirement Savings Plan (the "Plan") as of December 31, 1998 and 1997, and the statement of changes in net assets available for benefits for the year ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based upon our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1998, and schedule of reportable transactions for the year ended December 31, 1998, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                     KPMG LLP

March 8, 2000

                        NORTHWEST RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997


(1)    Description of the Plan

       The following description of the Northwest Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

       (a)    General

              The Plan is a defined contribution plan covering all full-time and part-time employees of Northwest Savings Bank (the "Company") who have one year of service, worked 1,000 hours in a calendar year and are age twenty-one or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

       (b)    Contributions

              Each year, participants may voluntarily contribute up to 13% of pretax annual compensation, as defined in the Plan. Participant contributions are subject to certain annual limitations established by the Internal Revenue Service ($10,000 limit in 1998 and $9,500 limit in 1997). Participants may also contribute amounts representing distributions from other qualified retirement plans. Participant contributions and fund changes are participant directed.

              The Company contributes 50% of the first 6% of base compensation that a participant contributes to the Plan. Employer matching contributions are allocated in proportion to the employee's current investment allocation. Additional amounts may be contributed at the option of the Plan's Administrative Committee.

       (c)    Participant Accounts

              Each participant's account is credited with the participant's contribution, allocations of the Company's contribution and Plan earnings. Allocations of earnings are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

                        NORTHWEST RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997


       (d)    Vesting

              Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution plus earnings thereon is based on years of continuous service. The vesting schedule is as follows:

                                                      Percentage of
                   Years of service             non-forfeitable interest
                ------------------------    ----------------------------------

                     0-2                                     0%
                       3                                    20%
                       4                                    40%
                       5                                    60%
                       6                                    80%
                       7 or more                           100%

       (e)    Investment Options

              Upon enrollment in the Plan, a participant may direct employee contributions in any percentage increments in any of these eight investment options: Fidelity Institutional Cash Domestic Money Market Portfolio, Fidelity Ginnie Mae Portfolio, Fidelity Blue Chip Growth Fund, Vanguard Windsor II Fund, Northwest Bancorp,
              Inc. stock, T. Rowe Price International Stock Fund, Vanguard Balanced Index Fund and FPA Capital Fund. Participants are permitted to change investment elections on a daily basis.

              Investments in Northwest Bancorp, Inc, stock are based upon each employee's investment allocation. Purchases of the stock occur when the custodian receives the employee and employer contributions. These purchases are conducted through a broker at the prevailing market price of the stock on the exchange in which these shares trade.

       (f)    Benefit Payments

              Upon termination of service or attainment of age 59-1/2, a participant may receive a lump sum amount equal to the value of the participant's vested interest in his or her account.

       (g)    Loans to Participants

              Loans to participants are not permitted by the Plan document.

       (h)    Forfeitures

                        NORTHWEST RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997


              Forfeited nonvested accounts are used to reduce future employer contributions. Forfeitures amounted to $22,044 for the year ended December 31, 1998.


(2)    Summary of Significant Accounting Policies

       (a)    General

               The accompanying financial statements are prepared on the accrual basis of accounting.

       (b)    Use of Estimates

              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

       (c)    Investment Valuation and Income Recognition

              The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. The Company stock is valued at its quoted market price.

              Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

              The Plan presents in the statement of changes in net assets available for plan benefits the net appreciation (depreciation) in the fair value of its investments which consist of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

       (d)    Contributions

              Participant contributions are recorded in the month withheld from the participant's wages. Company contributions are recorded in the same month.

       (e)    Distributions to Participants

               Distributions to participants are recorded when paid by the trustee.

                        NORTHWEST RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997


       (f)    Plan Termination

              Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

       (g)    Administrative Expenses

               The administrative costs arising under the Plan are paid by the Company.


(3)    Investments

       At December 31, 1998 and 1997, the following investments were held by the
Plan:

                                                          1998                              1997
                                              ------------------------------   ---------------------------------
                                                Shares        Fair value          Shares          Fair value
                                              ------------  ----------------   --------------   ----------------
Fidelity Institutional Cash
    Domestic Money Market Portfolio               699,601   $    699,601          299,610       $     299,610
Fidelity Ginnie Mae Portfolio                      37,990        413,708           26,864             290,585
Fidelity Blue Chip Growth Fund                     83,731      4,215,006 *         62,716           2,474,765 *
Vanguard Windsor II Fund                           62,624      1,869,338 *         40,058           1,146,473 *
Northwest Bancorp, Inc. stock                     530,323      5,170,649 *        434,987           6,144,191 *
T. Rowe Price International Stock
    Fund                                           29,583        443,453           29,479             395,604
Vanguard Balanced Index Fund                       57,322      1,059,317 *         26,906             438,300
FPA Capital Fund                                   46,496      1,443,236 *         30,259           1,097,810 *
                                                            ----------------                    ----------------
                                                            $    15,314,308                    $     12,287,338
                                                            ================                    ================


     * Investments greater than 5% of net assets available for plan benefits at the end of the Plan year.

       The Plan's investments (including gains and losses on investments bought and sold) appreciated (depreciated) in value as follows:

       Mutual funds (includes realized gains of $113,754)     $        857,290
       Common stock (includes realized gains of $62,583)            (2,296,540)
                                                               ----------------
                                                              $     (1,439,250)
                                                               ================

                        NORTHWEST RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997


(4)    Tax Status

       A favorable determination letter was received from the Internal Revenue Service on November 24, 1997, stating that the Plan is qualified under section 401(a) of the Internal Revenue Code (the "Code"), and the related trust is exempt from tax under section 501(a) of the Code. The Company believes that the Plan currently is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that, therefore, the Plan continues to qualify under section 401(a) and the related trust continues to be tax-exempt as of December 31, 1998. Accordingly, the accompanying financial statements do not include a provision for federal income taxes.


(5)    Reconciliation of Financial Statements and Form 5500

       The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                   December 31,     December 31,
                                                       1998             1997
                                                 ---------------- --------------
  Net assets available for benefits per the
     financial statements                        $ 15,429,668        12,353,088
  Amounts allocated to withdrawing participants       (25,855)             --
                                                  -------------    -------------
  Net assets available for benefits per the
     Form 5500                                   $ 15,403,813        12,353,088
                                                  =============    =============


       The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                              Year ended
                                                             December 31,
                                                                 1998
                                                           --------------
Benefits paid to participants per the
    financial statements                                   $      401,617
Add:  Amounts allocated to withdrawing
    participants at December 31, 1998                              25,855
                                                            -------------
Benefits paid to participants per the
    Form 5500                                              $      427,472
                                                            =============


       Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 1998, but not yet paid as of that date.

                        NORTHWEST RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997




(6)    Adoption of Statement of Position 99-3

       In September 1999, the American Institute of Certified Public Accountants issued Statement of Position 99-3, Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters (SOP 99-3). SOP 99-3 simplifies the disclosure for certain investments and is effective for plan years ending after December 15, 1999, with earlier application encouraged. The Plan adopted SOP 99-3 during the Plan year ending December 31, 1998. Accordingly, information previously required to be disclosed about participant-directed fund investment programs are not presented in the Plan's 1998 financial statements. The Plan's 1997 financial statements have been reclassified to conform with the current year's presentation.

                                                           NORTHWEST RETIREMENT SAVINGS PLAN

                                                   Statements of Net Assets Available for Benefits

                                                              December 31, 1998 and 1997


                         Assets                                 1998           1997
                                                          --------------- --------------
Cash and cash equivalents                                 $       49,826              -
Investments (note 3)                                          15,314,308     12,287,338
                                                          --------------- --------------
                      Total investments                       15,364,134     12,287,338
Receivables:
    Employer contribution                                         58,567         24,650
    Participant contributions                                      2,043         46,417
    Accrued interest and dividends                                 4,924          3,188
                                                          --------------- --------------
                      Total receivables                           65,534         74,255
                                                          --------------- --------------
                      Total assets                            15,429,668     12,361,593
                       Liabilities
Forfeitures                                                            -          8,505
                                                          --------------- --------------
                      Total liabilities                                -          8,505
                                                          --------------- --------------
                      Net assets available for benefits   $   15,429,668     12,353,088
                                                          =============== ==============
See accompanying notes to financial statements.

                        NORTHWEST RETIREMENT SAVINGS PLAN
            Statement of Changes in Net Assets Available for Benefits
                          Year Ended December 31, 1998

Additions:
  Additions to net assets attributed to:
       Investment income:
             Net depreciation in fair value of investments        $ (1,439,250)
             Dividends                                                  728,334
                                                                   -------------
                                          Total investment loss       (710,916)
       Contributions:
             Employer                                                   489,178
             Participant                                              1,178,910
             Rollovers - participant                                  2,543,069
                                                                   -------------
                                          Total contributions         4,211,157
                                                                   -------------
                                          Total additions             3,500,241
Deductions:
  Deductions from net assets attributed to:
       Distributions to participants                                    401,617
       Plan forfeitures                                                  22,044
                                                                   -------------
                                          Total deductions              423,661
                                                                   -------------
                                          Net increase                3,076,580
Net assets available for benefits:
  Beginning of year                                                  12,353,088
                                                                   -------------
  End of year                                                     $  15,429,668
                                                                   =============
See accompanying notes to financial statements.


                                                        NORTHWEST RETIREMENT SAVINGS PLAN
                                                                 EIN: 25-0368460
                                                                Plan Number: 002
                                          Line 27(a) - Schedule of Assets Held for Investment Purposes
                                                          (at the End of the Plan Year)
                                                                December 31, 1998



Column A             Column B                               Column C                                  Column D         Column E
--------  --------------------------  -----------------------------------------------------------   -------------   --------------
               Identity of issue,
              borrower, lessor or                                                                                      Current
                  similar party                      Description of assets                               Cost           value
          --------------------------  -----------------------------------------------------------   -------------   --------------
                                      Registered investment companies:

               Fidelity Investments   Fidelity Institutional Cash Domestic Money Market Portfolio  $     699,601          699,601
               Fidelity Investments   Fidelity Ginnie Mae Portfolio                                      410,297          413,708
               Fidelity Investments   Fidelity Blue Chip Growth Fund                                   2,871,724        4,215,006
               Vanguard               Vanguard Windsor II Fund                                         1,897,280        1,869,338
               T. Rowe Price          T. Rowe Price International Stock Fund                             407,610          443,453
               Vanguard               Vanguard Balanced Index Fund                                       899,731        1,059,317
               FPA Investments        FPA Capital Fund                                                 1,489,341        1,443,236
                                                                                                    -------------   --------------
                                                     Total registered investment companies             8,675,584       10,143,659

                                      Employer securities:
   *      Northwest Bancorp, Inc.     Northwest Bancorp, Inc. common stock                             4,002,599        5,170,649
                                                                                                    -------------   --------------
                                                                                                    $ 12,678,183       15,314,308
                                                                                                   ==============   ==============

* Represents a party-in-interest to the Plan.
See accompanying independent auditors' report.

                                                                NORTHWEST RETIREMENT SAVINGS PLAN
                                                                         EIN: 25-0368460
                                                                         Plan Number: 002
                                                         Item 27(d) - Schedule of Reportable Transactions
                                                           (transactions in excess of 5% of plan value)
                                                               For the Year Ended December 31, 1998

------------------------------------------------------------------------------------------------------------------------------------
 Series transactions, when aggregated, involving an amount in excess of five percent of current value of Plan assets

                                                                         Number    Number    Total dollar     Total dollar
           Identity of                                                    of        of        value of         value of       Net
              party                      Description of asset         purchases    sales     purchases          sales        gain
 ------------------------  ----------------------------------------  ----------- --------  ---------------   ------------  ---------
 Fidelity Investments      Fidelity Blue Chip Fund                          47        11    $   1,168,569        296,403    $ 76,800
 Fidelity Investments      Fidelity Cash Domestic Money Market Fund        328       246        4,250,097      3,786,359           -
 Vanguard                  Vanguard Windsor II Fund                         47         9          762,717         76,202       2,571
 Vanguard                  Vanguard Balanced Fund                           44        11          584,906         69,000       8,618
 FPA Investments           FPA Capital Fund                                 46        10          791,957        236,243       8,000
*Northwest Bancorp, Inc.   Northwest Bancorp, Inc. common stock             27         9        1,308,023        163,703      67,690


There were no single transactions involving an amount in excess of five percent of the current value of Plan assets.
*Represents a party-in-interest to the Plan.
 See accompanying independent auditors' report.